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                                                                     EXHIBIT 3.1

                                    RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                             XENONICS HOLDINGS, INC.

      FIRST. The name of the Company shall be Xenonics Holdings, Inc.

      SECOND. The resident agent and registered office located within the State of Nevada is:

            Bill Watts
            6908 Hawaiian Sky Court
            Las Vegas, NV 89131

      THIRD. The purpose for which the corporation is formed is for the purpose of transacting any lawful business, or promoting or conducting any legitimate object or purpose, under and subject to the laws of the State of Nevada.

      FOURTH. The stock of the corporation is divided into two classes: (1) Common Stock in the amount of Fifty Million (50,000,000) shares having a par value of $0.001 each; and (2) Preferred Stock in the amount of Five Million (5,000,000) shares having a par value of $0.001 each. The Board of Directors shall have the authority, by resolution or resolutions, (1) to divide the Preferred Stock into more than one class of stock or more than one series of any class; (2) to establish and fix the distinguishing designation of each such series and the number of shares thereof, which number, by like action of the Board of Directors, from time to time thereafter, may be increased, except when otherwise provided by the Board of Directors in creating such series, or may be decreased, but not below the number of shares thereof then outstanding; and (3) within the limitations of applicable law of the State of Nevada or as otherwise set forth in this Article, to fix and determine the relative voting powers, designations, preferences, limitations, restrictions and relative rights of the various classes or stock or series thereof and the qualifications, limitations or restrictions such rights of each series so established prior to the issuance thereof. There shall be no cumulative voting by shareholders.

      FIFTH. The corporation, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of the Nevada Revised Statutes. Such purchases may be made either in the open market or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the corporation and at such prices as the directors shall from time to time determine.

      SIXTH. No holder of shares of the corporation of any class, as such, shall have any preemptive right to purchase or subscribe for shares of the corporation, of any class, whether now or hereafter authorized.

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      SEVENTH. The Board of Directors shall consist of no fewer than one member and no more than seven members.

      EIGHTH. No officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes.

      IN WITNESS WHEREOF, these Restated Articles of Incorporation are hereby executed this 3rd day of March, 2005.

/s/ Alan P. Magerman
-----------------------------------------
Alan P. Magerman, Chief Executive Officer

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